Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

	Six Month Period Ended June 30, 2017	Fiscal Years Ended December 31,
		2016	2015	2014	2013	2012
Ratio of Earnings to Fixed Charges(1)	2.50x	0.01x(2)	4.16x	7.01x	8.19x	13.46x

(1)	Fixed charges consist of interest expense for the six month period ended June 30, 2017 and for the fiscal years ended December 31, 2016, 2015, 2014, 2013, and 2012.

(2)	For the year ended December 31, 2016, our earnings were insufficient to cover fixed charges at a 1:1 ratio by $16.1 million.
We computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings represent an increase (decrease) in shareholders' equity resulting from operations plus fixed charges and preferred share dividends, if any. Fixed charges include interest expense. During the periods presented in the table above, no preferred shares were outstanding.